Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
This filing relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.
Excerpts from an Interview with NetApp, Inc. Chief Marketing Officer Jay Kidd in Reuters on June 10, 2009
NetApp’s chief marketing officer, Jay Kidd, said EMC already dominates the market for emerging storage technologies, such as virtual tape libraries, which come equipped with deduplication software.
Kidd said EMC owns more than 50 percent of the market for this technology, including a partnership with deduplication software maker Quantum Corp (QTM.N). NetApp controls only 7 percent of the market, he said.
Excerpts from an Interview with NetApp, Inc. Chief Marketing Officer Jay Kidd in Reuters on
June 12, 2009
“We are not going to speculate about hypothetical situations,” NetApp Chief Marketing Office Jay Kidd said in an e-mailed statement. He added that NetApp is confident its offer is better value for shareholders, customers and employees.
Forward-Looking Statements
In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent NetApp’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include, but are not limited to, statements regarding the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.
NetApp cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, NetApp’s ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that Data Domain’s stockholders will not approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction will not be fully realized or may take longer to realize than expected; the possibility that there may be disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding competition and its effect on pricing, spending, third-party relationships and revenues; and the other risks affecting NetApp, Data Domain or the combined entity described in (i) the Proxy Statement/Prospectus filed by NetApp with the Securities and Exchange Commission (the “SEC”) on June 4, 2009 and (ii) other filings made by NetApp and Data Domain with the SEC, including, but not limited to, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. NetApp disclaims any obligation to update and revise the forward-looking statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Solicitation of Proxies
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. No additional consideration will be paid to any such participants as a result of any such solicitations. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in the Proxy Statement/Prospectus referenced above, as well as in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.